UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2021 and FY 2021 Results

Operating and Financial Review and Prospects
December 31, 2021

ICL Group Ltd

ICL Reports Record Fourth Quarter 2021 Results
Issues 2022 guidance with focus on strategic specialties

Tel Aviv, Israel, February 9, 2022– ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the fourth quarter ended December 31, 2021. Consolidated sales of $2,038 million were up 55% year-over-year versus $1,317 million. Operating income of $461 million was up 232%, while adjusted operating income of $458 million was up 220%. Net income of $283 million was up 335%, while adjusted net income of $339 million was up nearly 400%. Adjusted EBITDA of $575 million was up 115% over $268 million.

For the full year, consolidated sales of $6,955 million were up 38% year-over-year versus $5,043 million.  Operating income of $1,210 million was up 499%, while adjusted operating income of $1,194 million was up 135%.  Net income of $783 million was up substantially, while adjusted net income of $824 million was up 219%.  Adjusted EBITDA of $1,642 million was up 66% over $990 million, and adjusted EBITDA margin of 23.6% was up approximately 398 basis points versus 19.6%.

“The fourth quarter was a remarkable end to 2021, with sales of more than $2 billion and all-time record adjusted fourth quarter EBITDA of $575 million.  In fact, all three of our specialty businesses delivered all-time record fourth quarter and annual results.  We continued to benefit from our strategic focus on growing our long-term specialty solutions businesses, as performance in the quarter was also supported by increased demand and higher prices in most markets and continued commodity upside momentum.  All four of our businesses contributed, with double-digit growth in sales and EBITDA and, as a result, we were able to deliver yet another quarter of margin expansion and bottom-line improvement,” said Raviv Zoller, president and CEO of ICL.

ICL full year 2022 adjusted EBITDA is expected to be within a range of $1,850 million to $2,050 million, of which EBITDA of $875 million to $925 million coming from its specialties focused businesses.(1a) The company’s fourth quarter 2021 dividend of 13.18 cents per share, or approximately $169 million, will be payable on March 8, 2022, to shareholders of record as of February 23, 2022.

ICL Group Limited Q4 2021 Results 1

Financial Figures and non-GAAP Financial Measures

10-12/2021		10-12/2020		1-12/2021		1-12/2020
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	2,038	-	1,317	-	6,955	-	5,043	-
Gross profit	857	42	405	31	2,611	38	1,490	30
Operating income	461	23	139	-	1,210	17	202	-
Adjusted operating income (1)	458	22	143	11	1,194	17	509	10
Net income attributable to the shareholders of the Company	283	14	65	-	783	11	11	-
Adjusted net income - shareholders of the Company (1)	339	17	68	5	824	12	258	5
Diluted earnings per share (in dollars)	0.21	-	0.05	-	0.60	-	0.01	-
Diluted adjusted earnings per share (in dollars) (2)	0.26	-	0.05	-	0.64	-	0.20	-
Adjusted EBITDA (2)	575	28	268	20	1,642	24	990	20
Cash flows from operating activities	344	-	258	-	1,065	-	804	-
Purchases of property, plant and equipment and intangible assets (3)	185	-	183	-	611	-	626	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See “Consolidated Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

Industrial Products		Potash		Phosphate Solutions		Innovative Ag Solutions
Three-months ended 31 December
2021	2020	2021	2020	2021	2020	2021	2020

Segment operating income	111	80	244	40	97	21	33	5
Depreciation and amortization	18	23	44	43	49	54	15	6
Segment EBITDA	129	103	288	83	146	75	48	11

ICL Group Limited Q4 2021 Results 2

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, as well as bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based flame retardants and functional fluids.

Results of operations

10-12/2021	10-12/2020	1-12/2021	1-12/2020
$ millions	$ millions	$ millions	$ millions

Segment Sales	422	336	1,617	1,255
Sales to external customers	418	333	1,601	1,242
Sales to internal customers	4	3	16	13
Segment Operating Income	111	80	435	303
Depreciation and amortization	18	23	65	77
Segment EBITDA	129	103	500	380
Capital expenditures	25	23	74	84

 ICL Group Limited Q4 2021 Results 3

Fourth quarter 2021

•	Sales of $422 million were up $86 million or 26% year-over-year.

•	Segment operating income of $111 million was up $31 million or 39% year-over-year.

•	EBITDA of $129 million was up $26 million or 25% year-over-year.

•	Record high prices, combined with continued strong demand across key regions and products, drove another strong quarter.

Significant highlights

•	Elemental bromine: Due to continued strong demand for flame retardants and limited local supply, market prices in China reached a record high during the fourth quarter, before beginning to moderate.

•	Bromine-based flame retardants: Continued to benefit from long-term strategic agreements, as increased demand from most end markets and recently increased capacity drove higher sales.

•	Clear brine fluids: Sales returned to more normalized levels, as higher oil prices resulted in renewed oil and gas drilling activities, following an extended Covid-19 impact.

•	Phosphorus-based flame retardants: Demand from the construction industry remained robust during the quarter, and the production of phosphorous-based flame retardants resumed in China.

•	Specialty minerals: Demand from the dietary supplements and pharmaceutical end-markets remained strong.

ICL Group Limited Q4 2021 Results 4

Results analysis for the period October – December 2021

Sales	Expenses	Operating income
$ millions

Q4 2020 figures	336	(256)	80
Quantity	18	(7)	11
Price	71	-	71
Exchange rates	(3)	(3)	(6)
Raw materials	-	(21)	(21)
Energy	-	1	1
Transportation	-	(9)	(9)
Operating and other expenses	-	(16)	(16)
Q4 2021 figures	422	(311)	111

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based industrial solutions, mainly clear brine fluids, as well as phosphorus-based industrial solution and specialty minerals products. This was partially offset by a decrease in the sales volumes of phosphorus-based flame retardants.

-
Price – The positive impact on operating income was primarily due to a record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants, as well as specialty minerals.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the U.S. dollar, which increased operational costs.

-	Raw materials –The negative impact on operating income was primarily due to an increase in prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Transportation - The negative impact on operating income was primarily resulted from higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs and royalties, due to higher revenue.

ICL Group Limited Q4 2021 Results 5

Potash

The Potash segment produces and sells mainly potash, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also produces and sells Polysulphate® from its Boulby mine in the UK, as well as salt and magnesium produced in the Dead Sea in Israel.

Results of operations

10-12/2021	10-12/2020	1-12/2021	1-12/2020
$ millions	$ millions	$ millions	$ millions

Segment Sales	698	379	1,931	1,346
Potash sales to external customers	541	276	1,401	979
Potash sales to internal customers	18	28	94	95
Other and eliminations (1)	139	75	436	272
Gross Profit	386	138	894	472
Segment Operating Income	244	40	399	120
Depreciation and amortization*	44	43	165	166
Segment EBITDA	288	83	564	286
Capital expenditures	98	104	298	296
Average realized price (in $) (2)	487	228	337	230

(1)
Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of excess electricity produced by ICL’s power plants in Israel.

(2)
Potash average realized price (dollar per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between Free On Board (FOB) price and average realized price is primarily due to marine transportation costs.

ICL Group Limited Q4 2021 Results 6

Fourth quarter 2021

•	Sales of $698 million were up $319 million or 84% year-over-year.

•	Segment operating income of $244 million was up $204 million or 510% year-over-year.

•	EBITDA of $288 million was up $205 million or 247% year-over-year.

•	Grain Price Index increased year-over-year, with wheat up 40.9%, corn up 35.4%, rice up 16.3% and soybeans up 8.9%, due to continued strong global demand.

•	Average potash realized price per ton of $487 was up 114% year-over-year, with recent price increases expected to have a continued impact into the first half of 2022.

Significant highlights

•	ICL Dead Sea

-	The assembly of all P-9 pumping units was completed in the fourth quarter of 2021, and operations commenced in early 2022.

•	ICL Iberia

-	Production increased year-over-year, mainly due to the completion of the ramp to the Cabanasses mine in the first quarter of 2021.

•	ICL Boulby

-	Polysulphate production was up 36% year-over-year to ~214 thousand tons, while sales volume increased 42% to ~230 thousand tons.

ICL Group Limited Q4 2021 Results 7

Additional segment information

Global potash market - average prices and imports:

Average prices	10-12/2021	10-12/2020	VS Q4 2020	7-9/2021	VS Q3 2021

Granular potash – Brazil	CFR spot ($ per ton)	787	248	217.3%	674	16.8%
Granular potash – Northwest Europe	CIF spot/contract (€ per ton)	543	234	132.1%	409	32.8%
Standard potash – Southeast Asia	CFR spot ($ per ton)	578	240	140.8%	449	28.7%
Potash imports
To Brazil	million tons	3.4	2.9	17.2%	4	(15.0)%
To China	million tons	1.6	2.0	(20.0)%	1.5	6.7%
To India	million tons	0.5	1.1	(54.5)%	0.7	(28.6)%

Sources: CRU (Fertilizer Week Historical Price: January 2022), FAI, Brazilian and Chinese customs data.

Potash – Production and Sales

Thousands of tons	10-12/2021	10-12/2020	1-12/2021	1-12/2020

Production	1,188	1,208	4,514	4,527
Total sales (including internal sales)	1,147	1,333	4,434	4,666
Closing inventory	355	275	355	275

Fourth quarter 2021

-
Production – Production was 20 thousand tons lower year over year, mainly due to a decrease in total production at ICL Dead Sea (in parallel with an increase in the granular potash production), partially offset by higher production at ICL Iberia, following the connection of the ramp to the Cabanasses mine.

-
Sales – The quantity of potash sold was 186 thousand tons lower year-over-year, mainly due to lower sales quantities to China, India, the USA and Spain, partially offset by higher sales to Brazil, Taiwan and Morocco.

ICL Group Limited Q4 2021 Results 8

Results analysis for the period October – December 2021

Sales	Expenses	Operating income
$ millions

Q4 2020 figures	379	(339)	40
Quantity	4	(11)	(7)
Price	318	-	318
Exchange rates	(3)	(4)	(7)
Energy	-	(20)	(20)
Transportation	-	(38)	(38)
Operating and other expenses	-	(42)	(42)
Q4 2021 figures	698	(454)	244

-	Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of potash at both ICL Dead Sea and ICL Iberia.

-
Price – The positive impact on operating income resulted primarily from an increase of $259 in the average realized price per ton of potash year-over-year, as well as an increase in the selling prices of FertilizerpluS products.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the U.S. dollar, which led to a negative effect on operating income.

-	Energy - The negative impact on operating income was primarily due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on operating income resulted primarily from an increase in marine transportation costs.

-
Operating and other expenses - The negative impact on operating income was primarily related to higher operational cost, as well as higher payments of royalties, which are in line with the increase in revenue.

ICL Group Limited Q4 2021 Results 9

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $373 million and operating income of $46 million in the fourth quarter of 2021 were approximately 28% and 92% higher, respectively, compared to the fourth quarter of 2020. The increase in operating income was driven mainly by strong sales volumes and higher prices, which offset increased raw material prices. Despite ongoing world-wide challenges in logistics, the segment’s global production footprint allowed it to provide reliable supply for its customers worldwide.

Sales of phosphate commodities amounted to $236 million, approximately 12% higher than the fourth quarter of 2020, mostly due to a significant increase in market prices. Operating income of $51 million, a year-over-year increase of $54 million, was mostly due to higher prices and strong results from YPH, partially offset by higher costs of raw materials, mainly sulphur.

Results of operations

10-12/2021	10-12/2020	1-12/2021	1-12/2020
$ millions	$ millions	$ millions	$ millions

Segment Sales	609	501	2,432	1,948
Sales to external customers	580	479	2,334	1,871
Sales to internal customers	29	22	98	77
Segment Operating Income	97	21	307	66
Depreciation and amortization*	49	54	215	210
Segment EBITDA	146	75	522	276
Capital expenditures	66	95	238	275

* For Q4 2021, comprises of $13 million in phosphate specialties and $36 million in phosphate commodities. For 2021, $53 million in phosphate specialties and $162 million in phosphate commodities.

ICL Group Limited Q4 2021 Results 10

Fourth quarter 2021

•	Sales of $609 million were up $108 million or 22% year-over-year.

-	Phosphate specialties: Sales of $373 million, up $82 million or 28%.

-	Phosphate commodities: Sales of $236 million, up $26 million or 12%.

•	Segment operating income of $97 million was up $76 million or 362% year-over-year.

•	EBITDA of $146 million was up $71 million or 95% year-over-year.

-	Phosphate specialties: EBITDA of $59 million, up $21 million or 55%.

-	Phosphate commodities: EBITDA of $87 million, up $50 million or 135%.

•	ICL’s YPH joint venture in China once again delivered record results.

•	Higher prices and increased demand for phosphate products drove overall improvement, despite continued supply chain, raw material and production cost pressures.

Significant highlights

•	Phosphate salts: Continued increases in sales volumes, for both food and industrial.

-	Food: Sales increased notably across all regions, supported by higher prices and continued retail demand, even as Covid-19 impacted food service performance.

-	Industrial: Sales increased year-over-year, with higher demand in all regions and across most end-markets.

•	White phosphoric acid: Sales increased on firm demand, resulting in higher sales volumes across all regions, as well as significant price increases globally.

•	Dairy protein: Sales declined, due to a reduction in demand for organic products for infants in China, which was only partially offset by increased sales of other products.

•
Phosphate fertilizers: Higher sales resulted from continued healthy demand and higher prices – despite lower volumes – as supply remained tight, due to export restrictions in China and Russia, as well as other shifting global dynamics.

•	Specialty mono ammonium phosphate (MAP): YPH faces increasing demand from the lithium iron phosphate (LFP) battery market.

ICL Group Limited Q4 2021 Results11

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per ton	10-12/2021	10-12/2020	VS Q4 2020	7-9/2021	VS Q3 2021

DAP	CFR India Bulk Spot	809	369	119%	643	26%
TSP	CFR Brazil Bulk Spot	677	262	158%	629	8%
SSP	CFR Brazil inland 18-20% P2O5 Bulk Spot	395	179	121%	334	18%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	226	74	205%	176	28%

Source: CRU (Fertilizer Week Historical Prices, January 2022).

ICL Group Limited Q4 2021 Results 12

Results analysis for the period October - December 2021

Sales	Expenses	Operating income
$ millions

Q4 2020 figures	501	(480)	21
Quantity	(30)	39	9
Price	141	-	141
Exchange rates	(3)	(2)	(5)
Raw materials	-	(64)	(64)
Energy	-	(2)	(2)
Transportation	-	(10)	(10)
Operating and other expenses	-	7	7
Q4 2021 figures	609	(512)	97

-
Quantity – The positive impact on operating income was driven mainly by strong sales volumes of acids in all regions, which was partially offset by a decrease in the sales volumes of phosphate fertilizers.

-	Price – The positive impact on operating income was primarily related to an increase in the selling prices of phosphate fertilizers, acids and salts.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs.

-	Raw materials – The negative impact on operating income was due to higher prices of sulphur.

-	Transportation - The negative impact on operating income was primarily related to an increase in transportation costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q4 2021 Results 13

Innovative Ag Solutions

The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, and by targeting high-growth markets such as Brazil, India and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as to integrate and generate synergies from acquired businesses. ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

Results of operations

10-12/2021	10-12/2020	1-12/2021	1-12/2020
$ millions	$ millions	$ millions	$ millions

Segment Sales	380	163	1,245	731
Sales to external customers	374	158	1,226	715
Sales to internal customers	6	5	19	16
Segment Operating Income	33	5	121	40
Depreciation and amortization	15	6	38	25
Segment EBITDA	48	11	159	65
Capital expenditures	21	9	36	20

ICL Group Limited Q4 2021 Results 14

Fourth quarter 2021

•	Sales of $380 million were up $217 million or 133% year-over-year.

•	Segment operating income of $33 million was up $28 million or 560% year-over-year.

•	EBITDA of $48 million was up $37 million or 336% year-over-year.

•	Strong organic growth, in addition to both Brazilian acquisitions, contributed to significant year-over-year improvement of results in the fourth quarter.

•	Positive momentum continued, due to strong demand and increased volumes across most regions and product lines, along with higher prices, which were partially offset by higher raw material costs.

Significant highlights

•
Specialty agriculture: Sales increased across all regions – particularly in Brazil, Europe, China and North America – due to higher volumes of straights, liquid and controlled-release fertilizers, as well as from strong performance from the recent Brazilian acquisitions.

•	Turf and ornamental: Increased sales volumes and higher prices drove strong growth globally, as distributors stocked up in advance of gardening and turf seasons.

ICL Group Limited Q4 2021 Results 15

Results analysis for the period October – December 2021

Sales	Expenses	Operating income
$ millions

Q4 2020 figures	163	(158)	5
New Brazilian Businesses' contribution	157	(135)	22
Quantity	23	(17)	6
Price	38	-	38
Exchange rates	(1)	1	-
Raw materials	-	(27)	(27)
Energy	-	1	1
Transportation	-	(1)	(1)
Operating and other expenses	-	(11)	(11)
Q4 2021 figures	380	(347)	33

-	New Brazilian businesses' contribution - In January 2021, the Company completed the acquisition of Fertiláqua and in July 2021, the acquisition of ADS.

-	Quantity – The positive impact on operating income was due to higher sales volumes across most regions and business lines, primarily in specialty agriculture and turf and ornamental products.

-	Price – The positive impact on operating income was due to higher sales prices across most business lines, especially for specialty agriculture and turf and ornamental products.

-
Exchange rates – The depreciation of the average exchange rate of the euro against the U.S. dollar was offset by the appreciation of the average exchange rate of the Israeli shekel against the U.S. dollar with no impact on operating income.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers and ammonia.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs, mainly selling and marketing expenses.

ICL Group Limited Q4 2021 Results 16

Financing expenses, net

Net financing expenses in the fourth quarter of 2021 amounted to $38 million, compared to $46 million in the corresponding quarter last year, a decrease of $8 million. The change derives mainly from a decrease of $13 million in long-term employee benefits provisions and lease revaluation, mainly due to higher appreciation of the Israeli shekel against the dollar in the corresponding quarter. This was partially offset by an increase of $5 million in interest expenses mainly due to an increase in average debt derived from acquisitions made in 2021.

Tax expenses

In the fourth quarter of 2021, the Company’s tax expenses amounted to $128 million compared to $24 million in the corresponding quarter last year, reflecting an effective tax rate of 30% and 26%, respectively. The Company’s relatively high effective tax rate in the current quarter is due to tax expenses recognized in respect of trapped earnings release in certain Israeli subsidiaries.

Liquidity and Capital Resources

As of December 31, 2021, the Company retained high levels of cash, cash equivalents, short-term investments and deposits in the amount of $564 million compared to $314 million as of December 31, 2020. In addition, the Company had more than $1 billion of unused credit facilities as of December 31, 2021.

Outstanding net debt

As of December 31, 2021, ICL's net financial liabilities amounted to $2,449 million, an increase of $31 million compared to December 31, 2020.

Dividend Distribution

In connection with ICL’s fourth quarter 2021 results, the Board of Directors declared a dividend of 13.18 cents per share, or approximately $169 million. The dividend will be paid on March 8, 2022. The record date is February 23, 2022.

ICL Group Limited Q4 2021 Results 17

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which also benefits from commodity upside. The Company creates impactful solutions for humanity’s sustainability challenges in the global food, agriculture and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its professional employees, and its strong focus on R&D and technological innovation, to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2021 revenue totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com1.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders. Other companies may calculate similarly titled non‑IFRS financial measures differently than the Company.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Innovative Ag Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q4 2021 Results 18

Adjustments to Reported Operating and Net income (non-GAAP)

10-12/2021	10-12/2020	1-12/2021	1-12/2020
$ millions	$ millions	$ millions	$ millions

Operating income	461	139	1,210	202
Dispute and other settlement expenses (1)	13	-	5	-
Divestment related items and transaction costs from acquisitions (2)	(16)	-	(22)	-
Impairment and disposal of assets, provision for closure and restoration costs (3)	-	4	1	229
Provision for early retirement (4)	-	-	-	78
Total adjustments to operating income	(3)	4	(16)	307
Adjusted operating income	458	143	1,194	509
Net income attributable to the shareholders of the Company	283	65	783	11
Total adjustments to operating income	(3)	4	(16)	307
Total tax adjustments (5)	59	(1)	57	(60)
Total adjusted net income - shareholders of the Company	339	68	824	258

(1)
For 2021, the amount reflects settlement costs related to the termination of partnership and arbitration proceedings between ICL Iberia and Nobian and reimbursement of arbitration costs related to the Ethiopian potash project, which was partially offset by a reversal of a VAT provision following a court ruling in Brazil.

(2)
For 2021, the amount reflects a capital gain related to the sale of an asset located in the industrial area of Ashdod, Israel and to the divestment of the Zhapu site (China) from the Industrial Products segment, which was partially offset by an earnout adjustment relating to prior years' divestment, as well as transaction costs related to the acquisitions in Brazil.

(3)
For 2021, the amount reflects a disposal of a pilot investment, which will not materialize in Spain and an increase in restoration costs, offset by a reversal of an impairment due to the strengthening of phosphate prices at Rotem Israel.

For 2020, the amount reflects an impairment and write-off of certain assets in Rotem Amfert Israel, following low phosphate prices and the discontinuation of the unprofitable production and sale of phosphate rock activity, which also led to an increase in the provision for asset retirement obligation (ARO) and in facility restoration costs. In addition, it reflects an impairment of assets and an increase in closure costs resulting from closure of the Sallent site (Vilafruns) in Spain.

(4)
For 2020, the amount reflects an increase in the provision following the implementation of an efficiency plan, primarily through an early retirement plan, at Israeli production facilities (Rotem Israel, Bromine Compounds and Dead Sea Magnesium).

(5)
For 2021, the amount reflects the tax impact of the adjustments made to the operational income and tax expenses related to the release of trapped earnings of the Company and certain Israeli subsidiaries. For 2020, reflects the tax impact of the adjustments made to operational income.

ICL Group Limited Q4 2021 Results 19

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

10-12/2021	10-12/2020	1-12/2021	1-12/2020
$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	283	65	783	11
Financing expenses, net	38	46	122	158
Provision for income taxes	128	24	260	25
Minority and equity income, net (1)	12	4	45	8
Operating income	461	139	1,210	202
Minority and equity income, net (2)	(12)	(4)	(45)	(8)
Depreciation, Amortization and Impairment	129	129	493	489
Adjustments (3)	(3)	4	(16)	307
Total adjusted EBITDA	575	268	1,642	990

(1)	Calculated by deducting the share in earnings of equity-accounted investees and adding the net income attributable to non-controlling interests.

(2)	Calculated by adding the share in earnings of equity-accounted investees and deducting the net income attributable to non-controlling interests.

(3)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

10-12/2021	10-12/2020	1-12/2021	1-12/2020
$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	283	65	783	11
Adjustments (1)	(3)	4	(16)	307
Total tax impact of the above Operating Income & Finance expenses adjustments	59	(1)	57	(60)
Adjusted net income - shareholders of the Company	339	68	824	258
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,288,963	1,280,605	1,287,051	1,280,273
Diluted adjusted earnings per share (in dollars) (2)	0.26	0.05	0.64	0.20

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated by dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q4 2021 Results 20

Consolidated Results Analysis

Results analysis for the period October – December 2021

Sales	Expenses	Operating income
$ millions

Q4 2020 figures	1,317	(1,178)	139
Total adjustments Q4 2020*	-	4	4
Adjusted Q4 2020 figures	1,317	(1,174)	143
New Brazilian Businesses' contribution	157	(135)	22
Quantity	14	(7)	7
Price	558	-	558
Exchange rates	(8)	(10)	(18)
Raw materials	-	(102)	(102)
Energy	-	(20)	(20)
Transportation	-	(58)	(58)
Operating and other expenses	-	(74)	(74)
Adjusted Q4 2021 figures	2,038	(1,580)	458
Total adjustments Q4 2021*	-	3	3
Q4 2021 figures	2,038	(1,577)	461

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-	New Brazilian businesses' contribution – In January 2021, the Company completed the acquisition of Fertiláqua and in July 2021, the acquisition of ADS.

-
Quantity - The positive impact on operating income was primarily due to higher sales volumes of acids, Innovative ag solutions products, bromine-based industrial solutions, mainly clear brine fluids, phosphorus-based industrial solutions and specialty minerals products. This trend was partly offset by a decrease in sales volumes of potash, phosphate fertilizers and phosphorus-based flame retardants.

-
Price - The positive impact on operating income resulted primarily from an increase of $259 in the average realized price per ton of potash, an increase in the selling prices of phosphate fertilizers, acids, bromine and phosphorus-based flame retardants, bromine-based industrial solutions and Innovative ag solutions products.

-
Exchange rates – The unfavorable impact on operating income was primarily due to the appreciation of the average exchange rate of the Israeli shekel against the dollar and the depreciation of the average exchange rate of the euro against the dollar, which led to a negative effect on operating income.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of sulphur consumed during the quarter, as well as higher prices of commodity fertilizers and ammonia, as well as raw materials used in the production of bromine and phosphorus-based flame retardants.

-	Energy – The negative impact on operating income was primarily due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on operating income was primarily related to an increase in transportation costs.

-
Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs, mainly labor costs and payments of royalties, which are in line with the increase in revenue.

ICL Group Limited Q4 2021 Results 21

The following table sets forth sales by geographical regions based on the location of the customers:

10-12/2021	10-12/2020
$ millions	% of Sales	$ millions	% of Sales

Europe	517	25	435	33
Asia	554	27	409	31
North America	329	16	228	17
South America	509	25	140	11
Rest of the world	129	7	105	8
Total	2,038	100	1,317	100

-
Europe – The increase in sales was primarily due to an increase in sales volumes and selling prices of specialty agriculture products, bromine-based flame retardants and phosphate salts, as well as an increase in selling prices of potash and phosphate fertilizers. The increase was partly offset by a decrease in sales volumes of potash and phosphate fertilizers.

-
Asia – The increase in sales was primarily due to an increase in the selling prices of potash, bromine-based flame retardants and phosphate fertilizers, as well as an increase in sales volumes and selling prices of bromine industrial solutions, specialty agriculture products and phosphate salts. In addition, an increase was recorded in sales volumes of clear brine fluids. The increase was partly offset by a decrease in sales volumes of phosphate fertilizers, acids and potash.

-
North America – The increase in sales was primarily due to an increase in the selling prices of potash and phosphorus-based flame retardants, as well as an increase in sales volumes and selling prices of phosphate fertilizers, specialty agriculture and specially minerals products. In addition, an increase was recorded in sales volumes of clear brine fluids. The increase was partly offset by a decrease in sales volumes of potash.

-
South America – The increase in sales was primarily due to higher sales volumes and selling prices of potash, as well as an increase in sales volumes of specialty agriculture products, which include sales from our acquired Fertiláqua and ADS businesses. In addition, an increase in sales was related to higher selling prices of phosphate fertilizers and white phosphoric acid (WPA).

-
Rest of the world – The increase in sales was primarily due to higher sales volumes and selling prices of specialty fertilizers products, together with the positive impact of the appreciation of the average exchange rate of the Israeli shekel against the dollar.

ICL Group Limited Q4 2021 Results 22

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2021 (the “Annual Report”).

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the fourth quarter of 2021 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first and second and third quarter of 2021 published by the Company (the “prior quarterly report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

ICL Group Limited Q4 2021 Results 23

Statement regarding COVID-19

From March 2020, when the World Health Organization declared the COVID-19 a pandemic, and recommended containment and mitigation measures worldwide, the pandemic continues to create business and economic uncertainty and volatility in global markets. Many countries around the world are experiencing further outbreaks of the pandemic and governments are once again imposing various restrictions. At the same time, there is a recovery trend in the volume of economic activity around the world that has led on the one hand, to significant demand for certain products and services and on the other hand, disruptions to worldwide supply chain routes and some raw materials.

We continue to take measures to ensure the health and safety of our employees in all of our facilities and offices, as well as those of our suppliers, our business partners, and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the pandemic’s potential impact on our business.

In 2021, manufacturing continues at our sites around the world without interruptions. We have not experienced material delays in production or distribution. The Company continues to respond to the evolving business environment, adjusting to rapidly changing conditions, taking appropriate measures to further enhance operational efficiency and profitability.

However, it remains difficult to assess the future impacts of the pandemic on our operations in light of the uncertainty of its duration, the extent of its intensity, its effects on global supply chains and global markets, the extent of its impact on the markets in which we operate, especially on emerging markets and the impact of additional countermeasures that may be taken by governments and central banks.

ICL Group Limited Q4 2021 Results 24

Appendix:

Condensed Consolidated Statements of Financial Position as at (Unaudited)

December 31, 2021	December 31, 2020
$ millions	$ millions

Current assets
Cash and cash equivalents	473	214
Short-term investments and deposits	91	100
Trade receivables	1,418	883
Inventories	1,570	1,250
Investments at fair value through other comprehensive income	-	53
Prepaid expenses and other receivables	357	341
Total current assets	3,909	2,841

Non-current assets
Investments at fair value through other comprehensive income	-	83
Deferred tax assets	147	127
Property, plant and equipment	5,754	5,550
Intangible assets	867	670
Other non-current assets	403	393
Total non-current assets	7,171	6,823

Total assets	11,080	9,664

Current liabilities
Short-term debt	577	679
Trade payables	1,064	740
Provisions	59	54
Other payables	912	704
Total current liabilities	2,612	2,177

Non-current liabilities
Long-term debt and debentures	2,436	2,053
Deferred tax liabilities	384	326
Long-term employee liabilities	564	655
Long-term provisions and accruals	278	267
Other	70	98
Total non-current liabilities	3,732	3,399

Total liabilities	6,344	5,576

Equity
Total shareholders’ equity	4,527	3,930
Non-controlling interests	209	158
Total equity	4,736	4,088

Total liabilities and equity	11,080	9,664

ICL Group Limited Q4 2021 Results 25

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
$ millions	$ millions	$ millions	$ millions

Sales	2,038	1,317	6,955	5,043
Cost of sales	1,181	912	4,344	3,553

Gross profit	857	405	2,611	1,490

Selling, transport and marketing expenses	304	204	1,067	766
General and administrative expenses	78	57	276	232
Research and development expenses	19	17	64	54
Other expenses	18	4	57	256
Other income	(23)	(16)	(63)	(20)

Operating income	461	139	1,210	202

Finance expenses	100	123	216	219
Finance income	(62)	(77)	(94)	(61)

Finance expenses, net	38	46	122	158

Share in earnings of equity-accounted investees	3	1	4	5

Income before taxes on income	426	94	1,092	49

Taxes on income	128	24	260	25

Net income	298	70	832	24

Net income attributable to the non-controlling interests	15	5	49	13

Net income attributable to the shareholders of the Company	283	65	783	11

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.21	0.05	0.61	0.01

Diluted earnings per share (in dollars)	0.21	0.05	0.60	0.01

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,284,722	1,280,182	1,282,807	1,280,026

Diluted (in thousands)	1,288,963	1,280,605	1,287,051	1,280,273

ICL Group Limited Q4 2021 Results 26

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	298	70	832	24
Adjustments for:
Depreciation and amortization	126	129	490	489
(Reversal of) Impairment of fixed assets	3	-	(6)	90
Exchange rate, interest and derivative, net	17	(5)	99	88
Tax expenses	128	24	260	25
Change in provisions	9	(12)	(4)	113
Other	(19)	(3)	(21)	5
	264	133	818	810

Change in inventories	(155)	2	(267)	54
Change in trade receivables	(218)	(47)	(426)	(89)
Change in trade payables	166	72	274	84
Change in other receivables	29	(9)	9	5
Change in other payables	81	89	107	54
Net change in operating assets and liabilities	(97)	107	(303)	108

Interest paid, net	(16)	(32)	(89)	(107)
Income taxes paid, net of refund	(105)	(20)	(193)	(31)

Net cash provided by operating activities	344	258	1,065	804

Cash flows from investing activities
Proceeds from deposits, net	148	6	355	34
Business combinations	2	-	(365)	(27)
Purchases of property, plant and equipment and intangible assets	(185)	(183)	(611)	(626)
Proceeds from divestiture of businesses net of transaction expenses	6	9	31	26
Other	7	5	11	10
Net cash used in investing activities	(22)	(163)	(579)	(583)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(107)	(30)	(276)	(118)
Receipt of long-term debt	113	116	1,230	1,175
Repayments of long-term debt	(207)	(207)	(1,120)	(1,133)
Receipts (repayments) of short-term debt, net	50	(5)	(58)	(52)
Receipts (payments) from transactions in derivatives	1	28	(17)	24
Other	(3)	(1)	(3)	(1)
Net cash used in financing activities	(153)	(99)	(244)	(105)

Net change in cash and cash equivalents	169	(4)	242	116
Cash and cash equivalents as at the beginning of the period	301	216	214	95
Net effect of currency translation on cash and cash equivalents	3	2	17	3
Cash and cash equivalents as at the end of the period	473	214	473	214

ICL Group Limited Q4 2021 Results 27

A. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2021

Sales to external parties	418	660	580	374	6	-	2,038
Inter-segment sales	4	38	29	6	1	(78)	-
Total sales	422	698	609	380	7	(78)	2,038

Segment operating income (loss)	111	244	97	33	(1)	(26)	458
Other income not allocated to the segments							3
Operating income							461

Financing expenses, net							(38)
Share in earnings of equity-accounted investees							3
Income before income taxes							426

Depreciation amortization and impairment	18	44	49	15	-	3	129

Capital expenditures	25	98	66	21	2	7	219

ICL Group Limited Q4 2021 Results 28

A. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2020

Sales to external parties	333	337	479	158	10	-	1,317
Inter-segment sales	3	42	22	5	-	(72)	-
Total sales	336	379	501	163	10	(72)	1,317

Segment operating income (loss)	80	40	21	5	(2)	(1)	143
Other expenses not allocated to the segments							(4)
Operating income							139

Financing expenses, net							(46)
Share in earnings of equity-accounted investees							1
Income before income taxes							94

Depreciation and amortization	23	43	54	6	(4)	7	129

Capital expenditures	23	104	95	9	3	8	242

ICL Group Limited Q4 2021 Results 29

B.	Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

10-12/2021		10-12/2020
$ millions	% of sales	$ millions	% of sales

Brazil	477	23	116	9
USA	302	15	210	16
China	272	13	240	18
United Kingdom	84	4	74	6
Israel	83	4	63	5
Germany	82	4	81	6
India	79	4	55	4
Spain	68	3	66	5
France	65	3	55	4
Vietnam	40	2	14	1
All other	486	25	343	26
Total	2,038	100	1,317	100

ICL Group Limited Q4 2021 Results 30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: February 9, 2022